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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)(1)

American International Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class Securities)

026874-107

(CUSIP Number)

Howard I. Smith
Vice Chairman-Finance and Secretary
Telephone: (212) 230-5050

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

June 5, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) This Schedule 13D constitutes Amendment No. 17 to the Schedule 13D on behalf of C. V. Starr & Co., Inc. Trust, dated March 20, 2007, Amendment No. 19 to the Schedule 13D on behalf of Maurice R. and Corinne P. Greenberg Joint Tenancy Company, LLC, dated May 26, 2006, Amendment No. 21 to the Schedule 13D on behalf of Universal Foundation, Inc., dated February 21, 2006, Amendment No. 21 to the Schedule 13D on behalf of The Maurice R. and Corinne P. Greenberg Family Foundation, Inc., dated February 21, 2006, Amendment No. 23 to the Schedule 13D on behalf of Maurice R. Greenberg, dated November 23, 2005, Amendment No. 23 to the Schedule 13D on behalf of Edward E. Matthews, dated November 23, 2005, Amendment No. 25 to the Schedule 13D of Starr International Company, Inc., dated October 2, 1978, and Amendment No. 25 to the Schedule 13D for C. V. Starr & Co., Inc., dated October 2, 1978.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 026874-107
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Maurice R. Greenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,300,000
	8	SHARED VOTING POWER 27,217
	9	SOLE DISPOSITIVE POWER 2,300,000
	10	SHARED DISPOSITIVE POWER 85,961
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,385,961
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.09%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 026874-107
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Edward E. Matthews
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 281,875
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 281,875
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 281,875
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 026874-107
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Starr International Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 280,261,274
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 280,261,274
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 280,261,274
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.42%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 026874-107
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON C. V. Starr & Co., Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 58,744
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,744
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.002%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 026874-107
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Universal Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 58,744
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 58,744
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,744
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.002%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 026874-107
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Maurice R. and Corinne P. Greenberg Family Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 026874-107
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Maurice R. and Corinne P. Greenberg Joint Tenancy Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 026874-107
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON C. V. Starr & Co., Inc. Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 4.	Purpose of Transaction

Item 4 is amended and supplemented to add the following information for updating as of the date hereof:

On June 3, 2009 Starr International and each of CV Starr, CV Starr Trust, Greenberg Foundation, Greenberg Joint Tenancy Company, Mr. Greenberg and Universal Foundation (collectively, the “Sellers”) entered into the First Amendment to the Securities Purchase Agreement (the “Amendment”).  The Amendment amended the number of shares of Common Stock which Starr International has agreed to purchase, and each of the Sellers has agreed to sell, as follows: CV Starr (10,716,957), CV Starr Trust (8,360,605), Greenberg Foundation (989,308), Greenberg Joint Tenancy Company (25,269,689), Mr. Greenberg (13,025,939) and Universal Foundation (2,053,377).  The Amendment further amended the price per share that each share of Common Stock will be purchased at by Starr International to a price per share equal to the average closing price of a share of Common Stock as reported on the New York Stock Exchange composite tape during the period from and including May 5, 2009 until and including June 4, 2009.

In contemplation of the consummation of the transactions contemplated by the Securities Purchase Agreement, Starr International filed a Premerger Notification and Report Form (FTC Form C4) with the Federal Trade Commission and the Antitrust Division of the Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) on May 5, 2009.  As a result of the expiration of the waiting period under the HSR Act, Starr International and the Sellers consummated the purchases and sales contemplated by the Securities Purchase Agreement, as amended, on June 5, 2009.

Any actions taken by the Reporting Persons may be effected at any time or from time to time, subject to any applicable limitations imposed on the actions by the Securities Act of 1933, as amended, state insurance regulatory laws or other applicable laws.  There can be no assurance, however, that any Reporting Person will take any of the actions described in this Item 4.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and supplemented to add the following information for updating as of the date hereof:

On June 5, 2009, pursuant to the Securities Purchase Agreement, as amended by the Amendment, Starr International purchased, and the Sellers sold, a number of shares of Common Stock as described in Item 4 of this Schedule 13D at a price per share equal to $1.74.

In addition, on June 5, 2009, Starr International purchased through a broker’s transaction 14,000,000 shares of Common Stock at an average price per share equal to $1.7141.

As of the date of the filing of this statement, Mr. Greenberg, Mr. Matthews, Starr International, CV Starr, and Universal Foundation may be deemed to beneficially own in the aggregate 282,929,110 shares of Common Stock, representing approximately 10.5146% of the Issuer’s outstanding Common Stock (based on 2,690,808,696 shares of Common Stock reported by the Issuer as outstanding as of April 30, 2009, in the Issuer’s Form 10-Q filed on May 7, 2009).

Mr. Greenberg has the sole power to vote and direct the disposition of 2,300,000 shares of Common Stock, which may be acquired pursuant to incentive stock options previously granted by the Issuer to Mr. Greenberg as an officer and director of the Issuer that are exercisable within 60 days of the date hereof.  Mr. Greenberg has the shared power to vote and direct the disposition of 27,217 shares of Common Stock, which are held in family trusts of which Mr. Greenberg is a trustee.  Mr. Greenberg has the shared power to direct the disposition of 58,744 shares of Common Stock held by Universal Foundation for which CV Starr has the shared power to direct the disposition of, pursuant to an Investment Management Agreement (described below).

Mr. Greenberg owns 27.27% of the common stock of CV Starr directly.  Based on Mr. Greenberg’s voting power in CV Starr and the other facts and circumstances described in Items 2, 4, 5 and 6 of this Schedule 13D, Mr. Greenberg may be deemed to beneficially own the shares of Common Stock held or beneficially owned by CV Starr.  Mr. Greenberg disclaims beneficial ownership of the shares of Common Stock held by CV Starr, Universal Foundation, and the family trusts described above.

Mr. Matthews has the sole power to vote and direct the disposition of 281,875 shares of Common Stock, which may be acquired pursuant to incentive stock options previously granted by the Issuer to Mr. Matthews as an officer and director of the Issuer that are exercisable within 60 days of the date hereof.

Starr International has the sole power to vote and direct the disposition of 280,261,274 shares of Common Stock, of which 15,700,000 shares are held by Starr International Investments, Ltd., a wholly owned subsidiary of Starr International, and 264,561,274 shares are held directly by Starr International.

Pursuant to an Investment Management Agreement effective January 1, 2008 (the “Investment Management Agreement”), CV Starr has the shared power to direct the disposition of 58,744 shares of Common Stock held by Universal Foundation.

Universal Foundation has the sole power to vote 58,744 shares of Common Stock held directly by Universal Foundation. Pursuant to the Investment Management Agreement, CV Starr has the power to direct the disposition of the 58,744 shares of Common Stock held by Universal Foundation.

The Greenberg Foundation no longer has the power to vote or direct the disposition of any shares of Common Stock.

The Greenberg Joint Tenancy Company no longer has the power to vote or direct the disposition of any shares of Common Stock.

The CV Starr Trust no longer has the power to vote or direct the disposition of any shares of Common Stock.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended and supplemented to add the following information for updating as of the date hereof:

On June 3, 2009, Starr International and each of CV Starr, CV Starr Trust, Greenberg Foundation, Greenberg Joint Tenancy Company, LLC, Mr. Greenberg and Universal Foundation entered into the Amendment as more fully discussed in Item 4 of this Schedule 13D.

A copy of the Amendment is filed herewith as Exhibit 2 and incorporated herein by reference.

Item 7	Material to Be Filed as Exhibits
Exhibit 1
Joint Filing Agreement, dated June 5, 2009, by and among Mr. Greenberg, Mr. Matthews, Starr International, CV Starr, Universal Foundation, Greenberg Foundation, Greenberg Joint Tenancy Company, and CV Starr Trust.

Exhibit 2
First Amendment to the Securities Purchase Agreement, dated as of June 3, 2009, by and among Starr International and each of CV Starr, CV Starr Trust, Greenberg Foundation, Greenberg Joint Tenancy Company, Mr. Greenberg and Universal Foundation.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  June 5, 2009

MAURICE R. GREENBERG

By:	/s/Bertil P-H Lundqvist
Name: Bertil P-H Lundqvist
Title: Attorney-In-Fact

By:	/s/George Y. Liu
Name: George Y. Liu
Title: Attorney-In-Fact

EDWARD E. MATTHEWS

By:	/s/Bertil P-H Lundqvist
Name: Bertil P-H Lundqvist
Title: Attorney-In-Fact

By:	/s/George Y. Liu
Name: George Y. Liu
Title: Attorney-In-Fact

STARR INTERNATIONAL COMPANY, INC.

By:	/s/Bertil P-H Lundqvist
Name: Bertil P-H Lundqvist
Title: Attorney-In-Fact

By:	/s/George Y. Liu
Name: George Y. Liu
Title: Attorney-In-Fact

C. V. STARR & CO., INC.

By:	/s/Bertil P-H Lundqvist
Name: Bertil P-H Lundqvist
Title: Attorney-In-Fact

By:	/s/George Y. Liu
Name: George Y. Liu
Title: Attorney-In-Fact

UNIVERSAL FOUNDATION, INC.

By:	/s/Bertil P-H Lundqvist
Name: Bertil P-H Lundqvist
Title: Attorney-In-Fact

By:	/s/George Y. Liu
Name: George Y. Liu
Title: Attorney-In-Fact

THE MAURICE R. AND CORINNE P. GREENBERG FAMILY FOUNDATION, INC.

By:	/s/Bertil P-H Lundqvist
Name: Bertil P-H Lundqvist
Title: Attorney-In-Fact

By:	/s/George Y. Liu
Name: George Y. Liu
Title: Attorney-In-Fact

MAURICE R. AND CORINNE P. GREENBERG JOINT TENANCY COMPANY, LLC

By:	/s/Bertil P-H Lundqvist
Name: Bertil P-H Lundqvist
Title: Attorney-In-Fact

By:	/s/George Y. Liu
Name: George Y. Liu
Title: Attorney-In-Fact

C. V. STARR & CO., INC. TRUST

By:	/s/Bertil P-H Lundqvist
Name: Bertil P-H Lundqvist
Title: Attorney-In-Fact

By:	/s/George Y. Liu
Name: George Y. Liu
Title: Attorney-In-Fact